Exhibit 99.1

Date: April 13, 2017	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN ZINC CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 10, 2017
Record Date for Voting (if applicable) :	May 10, 2017
Beneficial Ownership Determination Date :	May 10, 2017
Meeting Date :	June 27, 2017
Meeting Location (if available) :	650 West Georgia Street Suite 1650 Vancouver, B.C. V6B 4N9
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	136802105	CA1368021053
COMMON DATED LEG EXP APR/15/17	136802600	CA1368026003

Sincerely,

Computershare
Agent for CANADIAN ZINC CORPORATION